

Mail Stop 7010

January 27, 2009

<u>Via U.S. mail and facsimile</u>

Eric Krasnoff
Chief Executive Officer
Pall Corporation
2200 Northern Boulevard
East Hills, NY 11548

> **Re: Pall Corporation**
> **Form 10-K for fiscal year ended**
> **Filed September 29, 2008**
> **File No. 001-04311**

Dear Mr. Krasnoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K

Item 1. Business, page 3

Patents, page 7

1. From the last paragraph on page 26 of your proxy statement, we note that your "business is highly dependent on proprietary intellectual property, including

patents, trademarks, copyrights and trade secrets." In future filings, please either disclose the duration and effect of your intellectual property rights or explain why you believe this information to be immaterial. See Item 101(c)(1)(iv) of Regulation S-K. We note your disclosure on page 7 in your Form 10-K that you consider your intellectual property rights to be "mainly defensive."

Item 4. Submission of Matters to a Vote of Security Holders, page 18

Executive Officers of the Registrant, page 18

2. In future filings, please expand your discussion of your executive officers to include information relevant to their level of professional competence. For example, specifically identify the name of and duration of the positions held by each executive officer in the past five years, and, where unclear from a position's title, provide a brief explanation of the nature of the responsibility undertaken. See Item 401(a) and (e)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis…, page 22

Results of Operations 2008 Compared with 2007, page 24

3. We note from page 29 your "low-single digit" and "double-digit" sales growth expectations in your Medical and BioPharmaceuticals segments, respectively. In future filings, please provide the basis for your growth expectations. For example, if your expectations are based on your review of key growth drivers, clarify this in your disclosure and briefly discuss why you believe these drivers will operate favorably in the future.

Item 15. Exhibits, Financial Statement Schedules, page 46

4. We note from pages 18-19 in your proxy statement under the caption "Related Person Transactions" that Messrs. Stevens and Perez have outstanding indebtedness to the company for the purchase of stock options and in connection with a relocation, respectively. In future filings, please file or incorporate by reference the underlying loan agreements as material contracts exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

<center>Definitive Proxy Statement on Schedule 14A</center>

Executive Compensation, page 19

Grants of Plan-based Awards for Fiscal Year 2008, page 34

5. We note that you grant "restricted stock units" to your named executive officers. In future filings, please clarify, in the footnotes to your Grants of Plan-based Awards table, that a unit represents one share of stock, or specify the formula you use to determine the stock amounts payable upon settlement to holders of these restricted stock units. See Item 402(e)(1)(iii) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director